Exhibit 99.4

November 14, 2024

RE: Meeting of the annual general and special meeting of the shareholders of Foremost Clean Energy Ltd. (the “Company) to be held on December 20, 2024 (the “Meeting”)

I, Christina Barnard, the Chief Operating Officer of the Company, hereby certify that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 30 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	the Company is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

/s/ Christina Barnard

Christina Barnard

Chief Operating Officer